UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of June 2016

EXFO Inc.
(Translation of registrant's name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Condensed Unaudited Interim Consolidated Balance Sheets
Condensed Unaudited Interim Consolidated Statements of Earnings
Condensed Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders' Equity
Condensed Unaudited Interim Consolidated Statements of Cash Flows
Notes to Condensed Unaudited Interim Consolidated Financial Statements
Management's Discussion and Analysis of Financial Condition and Results of Operations

On June 29, 2016, EXFO Inc., a Canadian corporation, reported its results of operations for the third fiscal quarter ended May 31, 2016. This report on Form 6-K sets forth the news release relating to EXFO's announcement and certain information relating to EXFO's financial condition and results of operations for the third fiscal quarter of the 2016 fiscal year. This press release and information relating to EXFO's financial condition and results of operations for the third fiscal quarter of the 2016 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: June 29, 2016

EXFO Reports Third Quarter Results for Fiscal 2016

▪	Sales increase 5.4% year-over-year to US$60.9 million
▪	Adjusted EBITDA improves 18.8% year-over-year to US$5.3 million
▪	Cash flows from operations of US$2.3 million raises cash position to US$46.3 million

QUEBEC CITY, CANADA, June 29, 2016 — EXFO Inc. (NASDAQ: EXFO; TSX: EXF) reported today financial results for the third quarter ended May 31, 2016.
Sales reached US$60.9 million in the third quarter of fiscal 2016 compared to US$57.8 million in the third quarter of 2015 and US$53.6 million in the second quarter of 2016. After three quarters into 2016, sales increased 2.6% year-over-year to US$169.7 million.

Bookings attained US$59.7 million in the third quarter of fiscal 2016 for a book-to-bill ratio of 0.98 compared to US$59.2 million in the same period last year and US$59.7 million in the second quarter of 2016. Bookings improved 5.8% year-over-year to US$177.9 million after three quarters into 2016 for a book-to-bill ratio of 1.05 for this period.
Gross margin before depreciation and amortization* amounted to 60.8% of sales in the third quarter of fiscal 2016 compared to 61.4% in the third quarter of 2015 and 64.7% in the second quarter of 2016. After three quarters into 2016, gross margin reached 62.9% compared to 61.9% for the same period in 2015.
IFRS net earnings in the third quarter of fiscal 2016 totaled US$0.9 million, or US$0.02 per diluted share, compared US$0.6 million, or US$0.01 per diluted share, in the same period last year and US$4.0 million, or US$0.07 per diluted share, in the second quarter of 2016. IFRS net earnings in the third quarter of 2016 included US$0.3 million in after-tax amortization of intangible assets, US$0.4 million in stock-based compensation costs and a foreign exchange loss of US$1.0 million.
After three quarters into 2016, IFRS net earnings totaled US$6.6 million, or US$0.12 per diluted share, compared to US$3.0 million, or US$0.05 per diluted share, in the same period in 2015. IFRS net earnings on a year-to-date basis included US$0.8 million in after-tax amortization of intangible assets, US$1.1 million in stock-based compensation costs and a foreign exchange gain of US$0.5 million.
Adjusted EBITDA* totaled US$5.3 million, or 8.7% of sales, in the third quarter of fiscal 2016 compared to US$4.5 million, or 7.7% of sales, in the third quarter of 2015 and US$5.3 million, or 9.9% of sales, in the second quarter of 2016. On a year-to-date basis, adjusted EBITDA totaled US$15.9 million, or 9.3% of sales, compared to US$8.8 million, or 5.3% of sales, for the same period in 2015.
EXFO's cash and short-term investments amounted to US$46.3 million at the end of the third quarter of fiscal 2016 compared to US$29.9 million at the end of the third quarter of 2015 and US$44.4 million at the end of the second quarter of 2016.
"I am quite pleased with the progress of our financial results after the first three quarters of 2016, including the solid performances of both our Physical and Protocol-layer product groups," said Germain Lamonde, EXFO's Chairman, President and CEO. "During the third quarter, our instruments business delivered strong bookings and revenues, while we experienced delays in closing some systems-based deals which, in turn, limited our overall top and bottom-line results."

"After nine months into fiscal 2016, we have increased adjusted EBITDA by 80% year-over-year and generated more EBITDA than the entire reporting period in 2015," Mr. Lamonde added.

Selected Financial Information
(In thousands of US dollars)

	Q3 2016	Q2 2016	Q3 2015

Physical-layer sales	$42,074	$32,582	$38,167
Protocol-layer sales	19,260	21,990	20,492
Foreign exchange losses on forward exchange contracts	(438)	(975)	(878)
Total sales	$60,896	$53,597	$57,781

Physical-layer bookings	$41,797	$34,873	$38,534
Protocol-layer bookings	18,389	25,805	21,593
Foreign exchange losses on forward exchange contracts	(438)	(975)	(878)
Total bookings	$59,748	$59,703	$59,249
Book-to-bill ratio	0.98	1.11	1.03

Gross margin*	$37,016	$34,693	$35,500
	60.8%	64.7%	61.4%

Other selected information:
IFRS net earnings	$919	$3,963	$563
Amortization of intangible assets	$294	$286	$444
Stock-based compensation costs	$386	$314	$374
Net income tax effect of the above items	$(31)	$(30)	$(49)
Foreign exchange (gain) loss	$957	$(1,101)	$175
Adjusted EBITDA*	$5,301	$5,280	$4,462

Operating Expenses
Selling and administrative expenses totaled US$20.8 million, or 34.2% of sales in the third quarter of fiscal 2016 compared to US$20.5 million, or 35.5% of sales, in the same period last year and US$19.6 million, or 36.5% of sales, in the second quarter of 2016.
Net R&D expenses totaled US$11.3 million, or 18.6% of sales, in the third quarter of fiscal 2016 compared to US$10.9 million, or 18.9% of sales, in the third quarter of 2015 and US$10.2 million, or 19.0% of sales, in the second quarter of 2016.
Third-Quarter Highlights
•
Sales. In the third quarter of 2016, sales were particularly robust within EXFO's optical and transport product lines which are benefiting from a 100G investment cycle. From a geographic standpoint, 59% of sales originated from the Americas, 22% from EMEA and 19% from Asia-Pacific. EXFO's top customer accounted for 5.0% of sales, while the top three represented 14.7%.

•
Profitability. Adjusted EBITDA improved 18.8% year-over-year to US$5.3 million in the third quarter of 2016. After nine months into fiscal 2016, EXFO generated adjusted EBITDA of US$15.9 million, or 9.3% of sales. The company also reported US$2.3 million in cash flows from operating activities in the third quarter and US$20.8 million after nine months into fiscal 2016.

•
Innovation. EXFO launched four key new solutions during the third quarter of 2016, including the LTB-8, a multi-module test platform dedicated to high-speed testing in lab and manufacturing environments; a 100G Power Blazer test module that can be swapped between the LTB-8 and FTB-2 Pro platforms to ease the transition between lab and field testing; and EXFO added two 100G portable testers to its NetBlazer product family in order to address growing turn-up and troubleshooting requirements for metro networks and data center interconnects (DCIs).

Business Outlook
EXFO forecasts sales between US$57.0 million and US$62.0 million for the fourth quarter of fiscal 2016, while IFRS net results are expected to range between a loss of US$0.01 per share and earnings of US$0.03 per share. IFRS net loss/earnings include US$0.01 per share in after-tax amortization of intangible assets and stock-based compensation costs as well as US$0.01 per share for foreign exchange losses based on current exchange rates.
This guidance was established by management based on existing backlog as of the date of this press release, current market conditions, seasonality, expected bookings for the remaining of the quarter, as well as exchange rates as of the day of this press release.
Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review third-quarter results for fiscal 2016. To listen to the conference call and participate in the question period via telephone, dial 1-704-288-0432. Please take note the following conference ID number will be required: 20909896. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CPA, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available two hours after the event until 11:59 p.m. on July 5, 2016. The replay number is 1-855-859-2056 and the conference ID number is 20909896. The audio Webcast and replay of the conference call will also be available on EXFO's Website at www.EXFO.com, under the Investors section.
About EXFO
EXFO provides communications service providers (CSPs) with test orchestration and performance intelligence solutions to ensure the smooth deployment, maintenance and management of next-generation, physical, virtual, fixed and mobile networks. The company has also forged strong relationships with network equipment manufacturers (NEMs) to develop deep expertise that migrates from the lab to the field and beyond. EXFO's key differentiation comes from combining intelligent, automated and cloud-based test and monitoring solutions with real-time analytics to deliver unmatched end-to-end visibility and assurance—from a network, services and end-user level. EXFO is no. 1 in portable optical testing and boasts the largest active service assurance deployment worldwide. For more information, visit www.EXFO.com and follow us on the EXFO Blog.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statement that refers to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regards to timing and nature of customer orders; longer sales cycles for complex systems involving customers' acceptances delaying revenue recognition; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

*NON-IFRS MEASURES
EXFO provides non-IFRS measures (constant currency data, gross margin before depreciation and amortization, and adjusted EBITDA) as supplemental information regarding its operational performance. The company uses these measures for the purpose of evaluating historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the company to plan and forecast for future periods as well as to make operational and strategic decisions. EXFO believes that providing this information, in addition to IFRS measures, allows investors to see the company's results through the eyes of management, and to better understand its historical and future financial performance.
The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.
Constant currency data represents data before foreign currency impact. Data for the current period is translated using foreign exchange rates of the corresponding period from the preceding year.
Gross margin before depreciation and amortization represents sales less cost of sales, excluding depreciation and amortization.
Adjusted EBITDA represents net earnings before interest, income taxes, depreciation and amortization, stock-based compensation costs and foreign exchange gain or loss.
The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings, in thousands of US dollars:
Adjusted EBITDA (unaudited)
	Q3 2016	Q2 2016	Q3 2015

IFRS net earnings for the period	$919	$3,963	$563

Add (deduct):

Depreciation of property, plant and equipment	958	924	1,163
Amortization of intangible assets	294	286	444
Interest and other (income) expenses	(309)	(470)	36
Income taxes	2,096	1,364	1,707
Stock-based compensation costs	386	314	374
Foreign exchange (gain) loss	957	(1,101)	175
Adjusted EBITDA for the period	$5,301	$5,280	$4,462

Adjusted EBITDA in percentage of sales	8.7%	9.9%	7.7%

For more information
Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com

EXFO Inc.
Condensed Unaudited Interim Consolidated Balance Sheets

(in thousands of US dollars)

	As at May 31, 2016	As at August 31, 2015
Assets

Current assets
Cash	$42,273	$25,864
Short-term investments	4,039	1,487
Accounts receivable
Trade	44,288	48,068
Other	2,510	2,384
Income taxes and tax credits recoverable	4,263	3,855
Inventories	34,939	27,951
Prepaid expenses	3,235	2,801
	135,547	112,410

Tax credits recoverable	34,320	35,625
Property, plant and equipment	36,007	35,695
Intangible assets	3,541	4,096
Goodwill	21,938	21,860
Deferred income tax assets	7,973	8,900
Other assets	691	416

	$240,017	$219,002
Liabilities

Current liabilities
Bank loan	$455	$–
Accounts payable and accrued liabilities	39,022	34,126
Provisions	336	427
Income taxes payable	421	779
Deferred revenue	10,729	7,647
	50,963	42,979

Deferred revenue	4,929	2,957
Deferred income tax liabilities	2,734	1,524
Other liabilities	195	791
	58,821	48,251

Shareholders' equity
Share capital (note 5)	86,826	86,045
Contributed surplus	17,635	17,778
Retained earnings	125,581	118,933
Accumulated other comprehensive loss	(48,846)	(52,005)

	181,196	170,751

$240,017	$219,002

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended May 31, 2016	Nine months ended May 31, 2016	Three months ended May 31, 2015	Nine months ended May 31, 2015

Sales	$60,896	$169,725	$57,781	$165,495

Cost of sales (1) (note 6)	23,880	62,921	22,281	63,064
Selling and administrative (note 6)	20,798	60,615	20,489	61,689
Net research and development (note 6)	11,303	31,398	10,923	33,087
Depreciation of property, plant and equipment (note 6)	958	2,857	1,163	3,664
Amortization of intangible assets (note 6)	294	880	444	2,561
Interest and other (income) expense	(309)	(716)	36	(216)
Foreign exchange (gain) loss	957	(454)	175	(4,787)
Earnings before income taxes	3,015	12,224	2,270	6,433

Income taxes (note 7)	2,096	5,576	1,707	3,458

Net earnings for the period	$919	$6,648	$563	$2,975

Basic and diluted net earnings per share	$0.02	$0.12	$0.01	$0.05

Basic weighted average number of shares outstanding (000s)	53,940	53,894	53,861	57,804

Diluted weighted average number of shares outstanding (000s) (note 8)	54,813	54,655	54,549	58,453

(1)  The cost of sales is exclusive of depreciation and amortization, shown separately.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)

(in thousands of US dollars)

	Three months ended May 31, 2016	Nine months ended May 31, 2016	Three months ended May 31, 2015	Nine months ended May 31, 2015

Net earnings for the period	$919	$6,648	$563	$2,975
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified subsequently to net earnings
Foreign currency translation adjustment	5,488	775	802	(29,499)
Items that may be reclassified subsequently to net earnings
Unrealized gains/losses on forward exchange contracts	1,045	825	38	(4,164)
Reclassification of realized losses on forward exchange contracts in net earnings	666	2,383	938	1,438
Deferred income tax effect of gains/losses on forward exchange contracts	(434)	(824)	(270)	725
Other comprehensive income (loss)	6,765	3,159	1,508	(31,500)

Comprehensive income (loss) for the period	$7,684	$9,807	$2,071	$(28,525)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders' Equity

(in thousands of US dollars)

	Nine months ended May 31, 2015
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2014	$111,491	$16,503	$113,635	$(10,259)	$231,370
Redemption of share capital (note 5)	(26,396)	1,222	–	–	(25,174)
Reclassification of stock-based compensation costs (note 5)	1,376	(1,376)	–	–	–
Stock-based compensation costs	–	1,175	–	–	1,175
Net earnings for the period	–	–	2,975	–	2,975
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(29,499)	(29,499)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes of $725	–	–	–	(2,001)	(2,001)

Total comprehensive loss for the period					(28,525)

Balance as at May 31, 2015	$86,471	$17,524	$116,610	$(41,759)	$178,846

	Nine months ended May 31, 2016
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2015	$86,045	$17,778	$118,933	$(52,005)	$170,751
Redemption of share capital (note 5)	(457)	55	–	–	(402)
Reclassification of stock-based compensation costs (note 5)	1,238	(1,238)	–	–	–
Stock-based compensation costs	–	1,040	–	–	1,040
Net earnings for the period	–	–	6,648	–	6,648
Other comprehensive income
Foreign currency translation adjustment	–	–	–	775	775
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $824	–	–	–	2,384	2,384

Total comprehensive income for the period					9,807

Balance as at May 31, 2016	$86,826	$17,635	$125,581	$(48,846)	$181,196

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended May 31, 2016	Nine months ended May 31, 2016	Three months ended May 31, 2015	Nine months ended May 31, 2015

Cash flows from operating activities
Net earnings for the period	$919	$6,648	$563	$2,975
Add (deduct) items not affecting cash
Stock-based compensation costs	386	1,076	374	1,162
Depreciation and amortization	1,252	3,737	1,607	6,225
Deferred revenue	1,203	4,876	854	1,358
Deferred income taxes	611	1,285	542	199
Changes in foreign exchange gain/loss	626	(333)	(77)	(2,875)
	4,997	17,289	3,863	9,044
Changes in non-cash operating items
Accounts receivable	(5,887)	3,394	(6,494)	(7,811)
Income taxes and tax credits	(301)	632	(541)	(1,964)
Inventories	(759)	(6,627)	950	(983)
Prepaid expenses	(452)	(418)	(374)	(875)
Other assets	‒	203	30	29
Accounts payable, accrued liabilities and provisions	4,675	6,406	1,334	8,994
Other liabilities	(5)	(59)	(30)	(62)
	2,268	20,820	(1,262)	6,372
Cash flows from investing activities
Additions to short-term investments	(3,109)	(3,130)	‒	(19,509)
Proceeds from disposal and maturity of short-term investments	‒	501	1,619	23,685
Purchases capital assets	(1,138)	(3,374)	(1,826)	(4,625)
	(4,247)	(6,003)	(207)	(449)
Cash flows from financing activities
Bank loan	‒	468	‒	‒
Redemption of share capital (note 5)	(215)	(402)	(71)	(25,174)
	(215)	66	(71)	(25,174)
Effect of foreign exchange rate changes on cash	1,049	1,526	78	(5,975)

Change in cash	(1,145)	16,409	(1,462)	(25,226)
Cash – Beginning of the period	43,418	25,864	30,357	54,121
Cash – End of the period	$42,273	$42,273	$28,895	$28,895

Supplementary information
Income taxes paid	$505	$1,621	$350	$1,174
Additions to capital assets	$1,011	$3,386	$1,700	$4,638

As at May 31, 2015 and 2016, unpaid purchases of capital assets amounted to $369 and $389 respectively.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1	Nature of Activities and Incorporation

EXFO Inc. and its subsidiaries (together "EXFO" or the "the company") design, manufacture and market test, service assurance and network visibility solutions for fixed and mobile network operators, web-scale service providers as well as equipment manufacturers in the global telecommunications industry.

EXFO is a company incorporated under the Canada Business Corporations Act and domiciled in Canada. The address of its headquarters is 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2.

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on June 29, 2016.

2	Basis of Presentation

These condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including IAS 34, "Interim Financial Reporting", and using the same accounting policies and methods used in the preparation of the company's most recent annual consolidated financial statements. Consequently, these condensed interim consolidated financial statements should be read in conjunction with the company's most recent annual consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB.

New IFRS Pronouncements Not Yet Adopted

Financial instruments

The final version of IFRS 9, "Financial Instruments", was issued in July 2014 and will replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. Requirements relating to hedge accounting representing a new hedge accounting model have also been added to IFRS 9. The new standard is effective for annual periods beginning on or after January 1, 2018, and must be applied retrospectively. The company has not yet assessed the impact that the new standard will have on its consolidated financial statements.

Revenue from contracts with customers

IFRS 15, "Revenue from Contracts with Customers", was issued in May 2014. The objective of this new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability. This new standard contains principles that an entity will apply to determine the measurement of revenue, and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The company has not yet assessed the impact that the new standard will have on its consolidated financial statements, or whether to early adopt the new standard.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Leases

IFRS 16, "Leases", was issued in January 2016. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customer (lessee) and the supplier (lessor). IFRS 16 will supersede IAS 17, "Leases", and related Interpretations. This new standard is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15, "Revenue from Contracts with Customers", is also applied. The company has not yet assessed the impact that the new standard will have on its consolidated financial statements.

3	Restructuring Charges

In the fourth quarter of the year ended August 31, 2015, the company implemented a restructuring plan to align its cost structure to the challenging market conditions. This plan resulted in severance expenses of $1,637,000 recorded in fiscal 2015. These expenses were fully paid during the three months ended November 30, 2015.

4	Financial Instruments

Fair Value of Financial Instruments

The company classifies its derivative and non-derivative financial assets and liabilities measured at fair value using the fair value hierarchy as follows:

Level 1:	Quoted prices (unadjusted) in active market for identical assets or liabilities

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset and liability, either directly or indirectly

Level 3:	Unobservable inputs for the asset or liability

The company's short-term investments and forward exchange contracts are measured at fair value at each balance sheet date. The company's short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company's forward exchange contracts are classified within Level 2 of the fair value hierarchy because they are valued using quoted prices and forward exchange rates at the balance sheet dates.

The fair value of forward exchange contracts represents the amount at which they could be settled based on estimated current market rates.

The fair value of derivative and non-derivative financial assets and liabilities measured at fair value by level of fair value hierarchy, is as follows:

	As at May 31, 2016				As at August 31, 2015
	Level 1		Level 2		Level 1		Level 2
Financial Assets
Short-term investments		$4,039	$	‒		$1,487	$	‒
Forward exchange contracts	$	‒		$1,066	$	‒	$	‒

Financial Liabilities
Forward exchange contracts	$	‒		$1,694	$	‒		$4,154

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Derivative Financial Instruments

The functional currency of the company is the Canadian dollar. The company is exposed to currency risk as a result of its export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts and certain cost of sales and operating expenses (US dollars and euros). In addition, the company is exposed to currency risk as a result of its research and development activities in India (Indian rupees). This risk is partially hedged by forward exchange contracts. The company's forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at May 31, 2016, the company held contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

June 2016 to August 2016	$6,300	1.2142
September 2016 to August 2017	22,200	1.2784
September 2017 to August 2018	9,900	1.3367
September 2018 to December 2018	1,900	1.3639
Total	$40,300	1.2867

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rates

June 2016 to August 2016	$1,000	67.88
September 2016 to May 2017	2,600	70.82
Total	$3,600	70.00

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $4,154,000 as at August 31, 2015, and $628,000 as at May 31, 2016.

As at May 31, 2016, forward exchange contracts in the amount of $586,000 are presented as current assets in other accounts receivable; forward exchange contracts in the amount of $480,000 are presented as long-term assets in other long-term assets; forward exchange contracts in the amount of $1,535,000 are presented as current liabilities in accounts payable and accrued liabilities; and forward exchange contracts of $159,000 are presented as long-term liabilities in other long-term liabilities in the balance sheet. Forward exchange contracts of $313,000 included in accounts payable and accrued liabilities, for which related hedged sales are recognized, are recorded in the consolidated statement of earnings; otherwise, other forward exchange contracts are not yet recorded in the consolidated statement of earnings and are recorded in other comprehensive income.

Based on the portfolio of forward exchange contracts as at May 31, 2016, the company estimates that the portion of the net unrealized losses on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months, amounts to $636,000.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

During the three and nine months ended May 31, 2015 and 2016, the company recognized within its sales the following foreign exchange losses on forward exchange contracts:

	Three months ended May 31, 2016	Nine months ended May 31, 2016	Three months ended May 31, 2015	Nine months ended May 31, 2015

Losses on forward exchange contracts	$438	$2,287	$878	$1,770

5	Share Capital

The following tables summarize changes in share capital for the nine months ended May 31, 2015 and 2016.

	Nine months ended May 31, 2015
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total Amount

Balance as at September 1, 2014	31,643,000	$1	28,703,750	$111,490	$111,491
Redemption of restricted share units	−	−	115,669	−	−
Redemption of share capital	−	−	(236,486)	(919)	(919)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	443	443
Balance as at November 30, 2014	31,643,000	1	28,582,933	111,014	111,015
Redemption of restricted share units	−	−	107,099	−	−
Redemption of deferred share units	−	−	48,697	−	−
Redemption of share capital	−	−	(6,521,739)	(25,395)	(25,395)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	907	907
Balance as at February 28, 2015	31,643,000	1	22,216,990	86,526	86,527
Redemption of restricted share units	−	−	5,636	−	−
Redemption of share capital	−	−	(21,154)	(82)	(82)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	26	26

Balance as at May 31, 2015	31,643,000	$1	22,201,472	$86,470	$86,471

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	Nine months ended May 31, 2016
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2015	31,643,000	$1	22,092,034	$86,044	$86,045
Redemption of restricted share units	−	−	155,784	−	−
Redemption of deferred share units	−	−	653	−	−
Redemption of share capital	−	−	(200)	(1)	(1)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	723	723
Balance as at November 30, 2015	31,643,000	1	22,248,271	86,766	86,767
Redemption of restricted share units	−	−	119,973	−	−
Redemption of share capital	−	−	(62,442)	(243)	(243)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	507	507
Balance as at February 29, 2016	31,643,000	1	22,305,802	87,030	87,031
Redemption of restricted share units	−	−	1,807	−	−
Redemption of share capital	−	−	(54,369)	(213)	(213)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	8	8

Balance as at May 31, 2016	31,643,000	$1	22,253,240	$86,825	$86,826

6	Statements of Earnings

Net research and development expenses comprise the following:

	Three months ended May 31, 2016	Nine months ended May 31, 2016	Three months ended May 31, 2015	Nine months ended May 31, 2015

Gross research and development expenses	$12,612	$35,363	$12,462	$37,947
Research and development tax credits and grants	(1,309)	(3,965)	(1,539)	(4,860)
Net research and development expenses for the period	$11,303	$31,398	$10,923	$33,087

Inventory write-down is as follows:

	Three months ended May 31, 2016	Nine months ended May 31, 2016	Three months ended May 31, 2015	Nine months ended May 31, 2015

Inventory write-down for the period	$596	$2,052	$1,083	$3,062

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Depreciation and amortization expenses by functional area are as follows:

	Three months ended May 31, 2016	Nine months ended May 31, 2016	Three months ended May 31, 2015	Nine months ended May 31, 2015

Cost of sales
Depreciation of property, plant and equipment	$325	$960	$367	$1,136
Amortization of intangible assets	179	524	243	1,355
	504	1,484	610	2,491

Selling and administrative expenses
Depreciation of property, plant and equipment	125	385	124	401
Amortization of intangible assets	19	55	69	771
	144	440	193	1,172

Net research and development expenses
Depreciation of property, plant and equipment	508	1,512	672	2,127
Amortization of intangible assets	96	301	132	435
	604	1,813	804	2,562

	$1,252	$3,737	$1,607	$6,225

Depreciation of property, plant and equipment	$958	$2,857	$1,163	$3,664
Amortization of intangible assets	294	880	444	2,561

Total depreciation and amortization expenses for the period	$1,252	$3,737	$1,607	$6,225

Employee compensation comprises the following:

	Three months ended May 31, 2016	Nine months ended May 31, 2016	Three months ended May 31, 2015	Nine months ended May 31, 2015

Salaries and benefits	$28,983	$83,741	$28,724	$88,031
Stock-based compensation costs	386	1,076	374	1,162

Total employee compensation for the period	$29,369	$84,817	$29,098	$89,193

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Stock-based compensation costs by functional area are as follows:

	Three months ended May 31, 2016	Nine months ended May 31, 2016	Three months ended May 31, 2015	Nine months ended May 31, 2015

Cost of sales	$25	$80	$43	$126
Selling and administrative expenses	285	775	247	770
Net research and development expenses	76	221	84	266

Total stock-based compensation for the period	$386	$1,076	$374	$1,162

7	Income Taxes

For the three and nine months ended May 31, 2015 and 2016, the reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Three months ended May 31, 2016	Nine months ended May 31, 2016	Three months ended May 31, 2015	Nine months ended May 31, 2015

Income tax provision at combined Canadian federal and provincial statutory tax rate (27%)	$814	$3,300	$613	$1,737

Increase (decrease) due to:
Foreign income taxed at different rates	(212)	(612)	223	800
Non-taxable (income)/loss	(203)	(273)	14	1,088
Non-deductible expenses	171	486	186	560
Foreign exchange effect of translation of foreign subsidiaries in the functional currency	227	328	(280)	(3,399)
Utilization of previously unrecognized deferred income tax assets	32	−	74	(6)
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	1,340	2,682	926	2,909
Other	(73)	(335)	(49)	(231)

Income tax provision for the period	$2,096	$5,576	$1,707	$3,458

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The income tax provision consists of the following:

	Three months ended May 31, 2016	Nine months ended May 31, 2016	Three months ended May 31, 2015	Nine months ended May 31, 2015

Current	$1,485	$4,291	$1,165	$3,259
Deferred	611	1,285	542	199

	$2,096	$5,576	$1,707	$3,458

8	Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months ended May 31, 2016	Nine months ended May 31, 2016	Three months ended May 31, 2015	Nine months ended May 31, 2015

Basic weighted average number of shares outstanding (000s)	53,940	53,894	53,861	57,804
Plus dilutive effect of (000s):
Restricted share units	735	635	597	545
Deferred share units	138	126	91	104

Diluted weighted average number of shares outstanding (000s)	54,813	54,655	54,549	58,453

Stock awards excluded from the calculation of diluted weighted average number of shares because their exercise price was greater than the average market price of the common shares (000s)	−	101	20	65

Management's Discussion and Analysis of Financial Condition
and Results of Operations

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test, service assurance and network visibility markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regards to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers' acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document. This discussion and analysis should be read in conjunction with the consolidated financial statements.

The following discussion and analysis of financial condition and results of operations is dated June 29, 2016.

All dollar amounts are expressed in US dollars, except as otherwise noted.

COMPANY OVERVIEW AND RECENT DEVELOPMENTS

We provide communications service providers (CSPs) with test orchestration and performance intelligence solutions to ensure the smooth deployment, maintenance and management of next-generation physical, virtual, fixed and mobile networks. We have also forged strong relationships with network equipment manufacturers (NEMs) to develop deep expertise that migrates from the lab to the field and beyond. Our key differentiation comes from combining intelligent, automated and cloud-based test and monitoring solutions with real-time analytics to deliver unmatched end-to-end visibility and assurance—from a network, services and end-user level.

Our original products were focused on the needs of installers and operators of fiber-optic networks. Customers use these field-portable test solutions for the installation, maintenance and troubleshooting of optical networks. Over the past several years, we have enhanced our competitive position in telecommunications test, service assurance and network visibility markets through acquisitions of transport and datacom, copper/xDSL (digital subscriber lines) and wireless test companies, an IP (internet protocol) service assurance business as well as an analytics software company.

We target high-growth market opportunities related to increasing bandwidth and improving quality of experience on network infrastructures: 4G/LTE (long-term evolution), wireless backhaul, small cells and distributed antenna systems (DAS), 100G network upgrades and fiber-to-the-home (FTTH)/fiber-to-the-curb (FTTC)/fiber-to-the-node (FTTN) deployments.

We launched four key new solutions during the third quarter of 2016, including the LTB-8, a multi-module test platform dedicated to high-speed testing in lab and manufacturing environments; a 100G Power Blazer test module that can be swapped between the LTB-8 and FTB-2 Pro platforms to ease the transition between lab and field testing; and we added two 100G portable testers to our NetBlazer product family in order to address growing turn-up and troubleshooting requirements for metro networks and data center interconnects (DCIs).

Our sales increased 5.4% to $60.9 million in the third quarter of fiscal 2016 compared to $57.8 million for the same period last year. Bookings slightly increased 0.8% to $59.7 million in the third quarter of fiscal 2016, for a book-to-bill ratio of 0.98, from $59.2 million for the same period last year.

Net earnings amounted to $0.9 million, or $0.02 per diluted share, in the third quarter of fiscal 2016, compared to $0.6 million, or $0.01 per diluted share, for the same period last year. Net earnings for the third quarter of fiscal 2016 included $0.3 million in after-tax amortization of intangible assets, $0.4 million in stock-based compensation costs and a foreign exchange loss of $1.0 million. For the same period last year, net earnings included $0.4 million in after-tax amortization of intangible assets, $0.4 million in stock-based compensation costs and a foreign exchange loss of $0.2 million.

Adjusted EBITDA (net earnings before interest, income taxes, depreciation and amortization, stock-based compensation costs and foreign exchange gain or loss) reached $5.3 million, or 8.7% of sales, in the third quarter of fiscal 2016, compared to $4.5 million, or 7.7% of sales for the same period last year. See page 34 in this document for a complete reconciliation of adjusted EBITDA to IFRS net earnings.

On March 29, 2016, we announced that our Board of Directors approved the renewal of our share repurchase program by way of a normal course issuer bid on the open market of up to approximately 6.6% (0.9 million subordinate voting shares) of the public float of 13.6 million subordinate voting shares (as defined by the Toronto Stock Exchange (TSX)), as of March 21, 2016, at the prevailing market price. We expect to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The normal course issuer bid started on April 1, 2016, and will end on March 31, 2017, or on an earlier date if we repurchase the maximum number of shares permitted under the bid. The program does not require that we repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated)

	Three months ended May 31, 2016	Three months ended May 31, 2015	Nine months ended May 31, 2016	Nine months ended May 31, 2015

Sales	$60,896	$57,781	$169,725	$165,495

Cost of sales (1)	23,880	22,281	62,921	63,064
Selling and administrative	20,798	20,489	60,615	61,689
Net research and development	11,303	10,923	31,398	33,087
Depreciation of property, plant and equipment	958	1,163	2,857	3,664
Amortization of intangible assets	294	444	880	2,561
Interest and other (income) expense	(309)	36	(716)	(216)
Foreign exchange (gain) loss	957	175	(454)	(4,787)

Earnings before income taxes	3,015	2,270	12,224	6,433

Income taxes	2,096	1,707	5,576	3,458

Net earnings for the period	$919	$563	$6,648	$2,975

Basic and diluted net earnings per share	$0.02	$0.01	$0.12	$0.05

Other selected information:

Gross margin before depreciation and amortization (2)	$37,016	$35,500	$106,804	$102,431

Research and development:
Gross research and development	$12,612	$12,462	$35,363	$37,947
Net research and development	$11,303	$10,923	$31,398	$33,087

Adjusted EBITDA (2)	$5,301	$4,462	$15,867	$8,817

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Refer to page 34 for non-IFRS measures.

	Three months ended May 31, 2016	Three months ended May 31, 2015	Nine months ended May 31, 2016	Nine months ended May 31, 2015

Sales	100.0%	100.0%	100.0%	100.0%

Cost of sales (1)	39.2	38.6	37.1	38.1
Selling and administrative	34.2	35.5	35.7	37.3
Net research and development	18.6	18.9	18.5	20.0
Depreciation of property, plant and equipment	1.5	2.0	1.7	2.2
Amortization of intangible assets	0.5	0.8	0.5	1.5
Interest and other (income) expense	(0.5)	−	(0.4)	(0.1)
Foreign exchange (gain) loss	1.5	0.3	(0.3)	(2.9)

Earnings before income taxes	5.0	3.9	7.2	3.9

Income taxes	3.5	2.9	3.3	2.1

Net earnings for the period	1.5%	1.0%	3.9%	1.8%

Other selected information:

Gross margin before depreciation and amortization (2)	60.8%	61.4%	62.9%	61.9%

Research and development:
Gross research and development	20.7%	21.6%	20.8%	22.9%
Net research and development	18.6%	18.9%	18.5%	20.0%

Adjusted EBITDA (2)	8.7%	7.7%	9.3%	5.3%
(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Refer to page 34 for non-IFRS measures.

RESULTS OF OPERATIONS

SALES AND BOOKINGS

The following tables summarize sales and bookings by product line in thousands of US dollars:

Sales

	Three months ended May 31, 2016	Three months ended May 31, 2015	Nine months ended May 31, 2016	Nine months ended May 31, 2015

Physical-layer product line	$42,074	$38,167	$112,133	$109,074
Protocol-layer product line	19,260	20,492	59,879	58,191
	61,334	58,659	172,012	167,265
Foreign exchange losses on forward exchange contracts	(438)	(878)	(2,287)	(1,770)
Total sales	$60,896	$57,781	$169,725	$165,495

Bookings

	Three months ended May 31, 2016	Three months ended May 31, 2015	Nine months ended May 31, 2016	Nine months ended May 31, 2015

Physical-layer product line	$41,797	$38,534	$115,549	$109,151
Protocol-layer product line	18,389	21,593	64,662	60,762
	60,186	60,127	180,211	169,913
Foreign exchange losses on forward exchange contracts	(438)	(878)	(2,287)	(1,770)
Total bookings	$59,748	$59,249	$177,924	$168,143

For the three months ended May 31, 2016, our sales increased 5.4% to $60.9 million, from $57.8 million for the same period last year, while our bookings slightly increased 0.8% to $59.7 million, from $59.2 million for the same period last year, for a book-to-bill ratio of 0.98.

For the nine months ended May 31, 2016, our sales increased 2.6% to $169.7 million, from $165.5 million for the same period last year, while our bookings increased 5.8% to $177.9 million, from $168.1 million for the same period last year, for a book-to-bill ratio of 1.05.

Sales

In the third quarter of fiscal 2016, the year-over-year sales increase in our Physical-layer product line is mainly due to our leadership position in portable optical testing and a 100G investment cycle among communications service providers (CSPs), especially in the Americas. On the other hand, our Protocol-layer product line reported a year-over-year sales decrease since longer-than-expected sales cycles for systems-related solutions postponed some deals after the end of the third quarter. Our transport and datacom product line mitigated this negative impact with year-over-year sales growth as this sub-group within our Protocol-layer product line also benefited from the 100G investment cycle.

On a year-to-date basis, despite strong sales results in the first nine months of fiscal 2016, we faced a significant headwind from a stronger US dollar compared to the same last year. Given that we generate a portion of our revenue in Canadian dollars (Americas) and in euros (Europe, Middle East and Africa [EMEA]) but report our results in US dollars, it had a negative impact on our total sales and bookings year-over-year, as the US dollar increased against these currencies. In fact, for the first nine months of fiscal 2016, our total sales would have increased by approximately 5% and our total bookings would have increased by approximately 8% year-over-year in constant currencies.

In the first nine months of fiscal 2016, both product lines delivered year-over-year increases in sales, despite the negative currency impact. Overall, the year-over-year increase in sales in the first nine months of fiscal 2016 comes from the Americas, as sales to EMEA slightly decreased and sales to the Asia-Pacific (APAC) region were flat.

Bookings

In the third quarter of fiscal 2016, we delivered robust 8.5% year-over-year increases in bookings for our physical-layer product line, especially in the EMEA and APAC regions. These strong results were offset in part by a year-over-year decrease in bookings for our protocol-layer product line, which decreased 14.8% year-over-year, especially in the Americas. As we evolve from a supplier of dedicated test instruments to a supplier of end-to-end solutions, our quarterly sales and bookings are increasingly subject to quarterly fluctuations, because we are managing more complex, multi-million dollar deals that have prolonged sales and revenue recognition cycles related to our protocol-layer products. In the third quarter of fiscal 2016, a longer than expected sales cycle resulted in some deals postponed to after the quarter, mainly in the Americas.

In the first nine months of fiscal 2016, we delivered solid year-over-year increases in bookings for our two product lines, despite the negative currency impact. The year-over-year increase in bookings was manifested through heightened penetration of mobile network operators for their fronthaul and backhaul networks, increased traction with fixed network operators for their 100G long-haul and metro links, and growing business with web-scale operators for their data center interconnects. In addition, in the second quarter of 2016, we received significant orders from two network operators in the Americas for our EXFO Xtract solution, which resulted in increased bookings for our protocol-layer product line year-over-year. Overall, in the first nine months of fiscal 2016, we reported year-over-year increases in bookings in every geographic area, with robust growth in EMEA and APAC, and modest growth in the Americas.

We delivered book-to-bill ratios of 0.98 and 1.05 for the third quarter and the first nine months of fiscal 2016 respectively.

Sales by geographic region

The following table summarizes sales by geographic region:

	Three months ended May 31, 2016	Three months ended May 31, 2015	Nine months ended May 31, 2016	Nine months ended May 31, 2015

Americas	59%	58%	55%	53%
EMEA	22	23	25	27
APAC	19	19	20	20

	100%	100%	100%	100%

Customer concentration

We sell our products to a broad range of customers, including fixed and mobile network operators, web-scale service providers as well as equipment manufacturers. In the third quarters of fiscal 2015 and 2016, no customer accounted for more than 10% of our sales, and our top three customers accounted for 15.7% and 14.7% of sales respectively. In the first nine months of fiscal 2015 and 2016, no customer accounted for more than 10% of our sales, and our top three customers accounted for 12.8% and 14.2% of our sales respectively.

GROSS MARGIN BEFORE DEPRECIATION AND AMORTIZATION
(non-IFRS measure — refer to page 34 of this document)

Gross margin before depreciation and amortization (gross margin) decreased to 60.8% of sales for the three months ended May 31, 2016, from 61.4% for the same period last year.

Gross margin increased to 62.9% of sales for the nine months ended May 31, 2016, from 61.9% for the same period last year.

In the third quarter of fiscal 2016, our gross margin was unfavorably affected by our product mix. In fact, the year-over-year increase in sales comes from our physical-layer product line, which delivers lower margins compared to our protocol-layer product line, which has richer software content. In addition, an unfavorable product mix within our physical-layer product line, reduced our gross margin year-over-year.

On the other hand, in the third quarter of fiscal 2016, we recorded lower inventory write-off compared to the same period last year, which contributed to increase our gross margin by 0.9% year-over-year.

In addition, in the third quarter of fiscal 2016, we recorded in our sales foreign exchange losses of $0.4 million on our forward exchange contracts, which were lower compared to $0.9 million for the same period last year; this contributed to increase our gross margin by 0.3% year-over-year.

Finally, in the third quarter of fiscal 2016, a stronger US dollar compared to other currencies reduced our manufacturing costs and had a positive impact on our gross margin year-over-year.

In the first nine months of fiscal 2016, our gross margin was favorably affected by a richer product mix within our protocol-layer product line. Namely, year-over-year sales increases for our transport and datacom (T&D) products, as well as the recognition of a large order with a tier-1 network operator for our EXFO Xtract software analytics solution, had a positive impact on our gross margin during the first nine months of fiscal 2016, compared to the same period last year; this was offset in part by an unfavorable product mix within our physical-layer product line year-over-year.

In addition, in the first nine months of fiscal 2016, we recorded lower inventory write-off compared to the same period last year, which contributed to increase our gross margin by 0.7% year-over-year.

Finally, in the first nine months of fiscal 2016, a stronger US dollar compared to other currencies reduced our manufacturing costs and had a positive impact on our gross margin year-over-year.

SELLING AND ADMINISTRATIVE EXPENSES

For the three months ended May 31, 2016, selling and administrative expenses were $20.8 million, or 34.2% of sales, compared to $20.5 million, or 35.5% of sales for the same period last year.

For the nine months ended May 31, 2016, selling and administrative expenses were $60.6 million, or 35.7% of sales, compared to $61.7 million, or 37.3% of sales for the same period last year.

In the third quarter of fiscal 2016, our selling and administrative expenses increased year-over-year due to higher expenses on higher sales, as well as inflation and salary increases. These elements were offset in part by the positive impact of the increase in the average value of the US dollar compared to the Canadian dollar year-over-year, as a portion of our selling and administrative expenses are incurred in Canadian dollars and we report our results in US dollars.

In the first nine months of fiscal 2016, our selling and administrative expenses decreased due to the increase in the average value of the US dollar compared to the Canadian dollar and the euro year-over-year, as a portion of our selling and administrative expenses are incurred in Canadian dollars and euros, and we report our results in US dollars, and the positive impact of our latest restructuring plan, which more than offset inflation, salary increases, and increased commission expenses on increased sales.

In the third quarter and the first nine months of fiscal 2016, our selling and administrative expenses decreased as a percentage of sales compared to the same periods last year; this is because our sales increased year-over-year and a large portion of these expenses are relatively fixed in the short term.

RESEARCH AND DEVELOPMENT EXPENSES

Gross research and development expenses

For the three months ended May 31, 2016, gross research and development expenses totaled $12.6 million, or 20.7% of sales, compared to $12.5 million, or 21.6% of sales, for the same period last year.

For the nine months ended May 31, 2016, gross research and development expenses totaled $35.4 million, or 20.8% of sales, compared to $37.9 million, or 22.9% of sales, for the same period last year.

In the third quarter of fiscal 2016, our gross research and development expenses increased year-over-year due to a shift in the mix and timing of research and development projects, compared to the same period last year, as well as inflation and salary increases; these elements were offset in part by the positive impact of the increase in the average value of the US dollar compared to the Canadian dollar year-over-year, as a portion of our gross research and development expenses are incurred in Canadian dollars and we report our results in US dollars.

In the first nine months of fiscal 2016, the year-over-year increase in the average value of the US dollar, compared to the Canadian dollar and the euro had a positive impact on our gross research and development expenses as a large portion of these expenses are incurred in Canadian dollars and euros, and we report our results in US dollars. However, these positive impacts year-over-year were offset in part by inflation, salary increases, as well as a shift in the mix and timing of research and development projects, compared to the same period last year.

Tax credits and grants

We are entitled to tax credits from the Canadian federal and provincial governments for eligible research and development activities conducted in Canada. We are also eligible for grants issued by a Finnish technology organization on certain research and development projects conducted in Finland.

For the three months ended May 31, 2016, tax credits and grants for research and development activities were $1.3 million, or 10.4% of gross research and development expenses, compared to $1.5 million, or 12.3% of gross research and development expenses for the same period last year.

For the nine months ended May 31, 2016, tax credits and grants for research and development activities were $4.0 million, or 11.2% of gross research and development expenses, compared to $4.9 million, or 12.8% of gross research and development expenses for the same period last year.

In the third quarter and the first nine months of fiscal 2016, the year-over-year decrease in our tax credits and grants mainly results from the increase in the average value of the US dollar, compared to the Canadian dollar year-over-year, as our tax credits are denominated in Canadian dollars and we report our results in US dollars.

DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

For the three months ended May 31, 2016, depreciation of property, plant and equipment amounted to $1.0 million compared to $1.2 million for the same period last year.

For the nine months ended May 31, 2016, depreciation of property, plant and equipment amounted to $2.9 million compared to $3.7 million for the same period last year.

In the third quarter and the first nine months of fiscal 2016, the year-over-year increase in the average value of the US dollar compared to the Canadian dollar had a positive impact on our depreciation expenses as these expenses are incurred in Canadian dollars and we report our results in US dollars.

AMORTIZATION OF INTANGIBLE ASSETS

For the three months ended May 31, 2016, amortization of intangible assets amounted to $0.3 million compared to $0.4 million for the same period last year.

For the nine months ended May 31, 2016, amortization of intangible assets amounted to $0.9 million compared to $2.6 million for the same period last year.

The decrease in our amortization expenses in the third quarter and the first nine months of fiscal 2016, compared to the same period last years, is mainly due to the fact that core technology related to the acquisition of NetHawk Oyj (acquired in fiscal 2010) became fully amortized in the third quarter of fiscal 2015, and that the average value of the US dollar increased compared to the Canadian dollar year-over-year, as our amortization expenses is incurred in this currency and we report our results in US dollars.

FOREIGN EXCHANGE GAIN (LOSS)

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than our functional currency, which is the Canadian dollar. A portion of our foreign exchange gains or losses result from the translation of cash balances and deferred income taxes denominated in US dollars. We manage our exposure to currency risk in part with forward exchange contracts. In addition, some of our entities' operating activities are denominated in US dollars, euros and British pounds, which further hedges this risk. However, we remain exposed to a currency risk; namely, any increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.

For the three months ended May 31, 2016, we recorded a foreign exchange loss of $1.0 million compared to $0.2 million for the same period last year.

For the nine months ended May 31, 2016, foreign exchange gain amounted to $0.5 million compared to $4.8 million for the same period last year.

During the third quarter of fiscal 2016, the period-end value of the Canadian dollar increased versus the US dollar, compared to the previous quarter, which resulted in a foreign exchange loss of $1.0 million during the quarter. In fact, the period-end value of the Canadian dollar increased 3.2% versus the US dollar to CAD$1.3110 = US$1.00 in the third quarter of fiscal 2016, compared to CAD$1.3531 = US$1.00 at the end of the previous quarter.

During the same period last year, the period-end value of the Canadian dollar slightly increased versus the US dollar, compared to the previous quarter, which resulted in a foreign exchange loss of $0.2 million during that period. The period-end value of the Canadian dollar increased 0.5% versus the US dollar to CAD$1.2437= US$1.00 in the third quarter of fiscal 2015, compared to CAD$1.2503 = US$1.00 at the end of the previous quarter.

During the first nine months of fiscal 2016, we witnessed some volatility in the value of the Canadian dollar as it fluctuated compared to the US dollar, which overall resulted in a foreign exchange gain of $0.5 million during that period. The period-end value of the Canadian dollar slightly increased 0.4% versus the US dollar to CAD$1.3110 = US$1.00 in the first nine months of fiscal 2016, compared to CAD$1.3157 = US$1.00 at the end of the previous year.

During the same period last year, the period-end value of the Canadian dollar significantly decreased versus the US dollar, compared to the previous year end, which resulted in a foreign exchange gain of $4.8 million during that period. The period-end value of the Canadian dollar decreased 12.7% versus the US dollar to CAD$1.2437 = US$1.00 in the first nine months of fiscal 2015, compared to CAD$1.0858 = US$1.00 at the end of the previous year.

Foreign exchange rate fluctuations also flow through the P&L line items as a portion of our sales, which are dominated in Canadian dollars and euros, and a significant portion of cost of sales and our operating items are denominated in Canadian dollars, euros and Indian rupees, and we report our results in US dollars. Consequently, the increase in the average value of the US dollar in the third quarter compared to the Canadian dollar year-over-year, resulted in a positive impact on our financial results. In fact, the average value of the US dollar in the third quarter of fiscal 2016 increased 4.8% year-over-year, compared to the Canadian dollar. In the first nine months of fiscal 2016, the increase in the average value of the US dollar compared to the Canadian dollar and the euro year-over-year, resulted in a positive impact on our financial results. In fact, during the first nine months of fiscal 2016, it increased 11.3% and 6.1% respectively year-over-year, compared to the Canadian dollar and the euro.

INCOME TAXES

For the three months ended May 31, 2016, we reported income tax expenses of $2.1 million on earnings before income taxes of $3.0 million. For the corresponding period last year, we reported income tax expenses of $1.7 million on earnings before income taxes of $2.3 million.

For the nine months ended May 31, 2016, we reported income tax expenses of $5.6 million on earnings before income taxes of $12.2 million. For the corresponding period last year, we reported income tax expenses of $3.5 million on earnings before income taxes of $6.4 million.

These distorted tax rates mainly resulted from the fact that we did not recognize deferred income tax assets for some of our subsidiaries at loss and had some non-deductible losses and expenses, such as stock-based compensation costs. In addition, a significant portion of our foreign exchange gain or loss was created by the translation of financial statements of our foreign subsidiaries into the functional currency, and was therefore non-taxable or non-deductible. Otherwise, our effective tax rate would have been closer to the combined Canadian and provincial statutory tax rate of 27% for both periods.

Please refer to note 7 to our condensed unaudited interim consolidated financial statements for a full reconciliation of our income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Cash requirements and capital resources

As at May 31, 2016, cash and short-term investments totaled $46.3 million, while our working capital was at $84.6 million. Our cash and short-term investments increased by $1.9 million in the third quarter of fiscal 2016, compared to the previous quarter, mainly due to cash flows from operating activities of $2.3 million.

Our short-term investments consist of debt instruments issued by high-credit quality corporations; therefore, we consider the risk of non-performance of these financial instruments to be limited. These debt instruments are not expected to be affected by a significant liquidity risk. For the purpose of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. Our cash and short-term investments will be used for working capital and other general corporate purposes, potential acquisitions as well as our share repurchase program. As at May 31, 2016, cash balances included an amount of $25.0 million that bears interest at an annual rate of 1.2%.

We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the effect of our normal course issuer bid. In addition to these assets, we have unused available lines of credit totaling $15.2 million for working capital and other general corporate purposes, and unused lines of credit of $20.7 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses, additional restructuring costs and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

Sources and uses of cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating activities

Cash flows provided by operating activities were $2.3 million for the three months ended May 31, 2016, compared to cash flows used of $1.3 million for the same period last year.

Cash flows provided by operating activities were $20.8 million for the nine months ended May 31, 2016, compared to $6.4 million for the same period last year.

Cash flows provided by operating activities in the third quarter of fiscal 2016 were attributable to the net earnings after items not affecting cash of $5.0 million, offset in part by the negative net change in non-cash operating items of $2.7 million. This was mainly due to the negative effect on cash of the increase of $5.9 million in our accounts receivable due to the sequential increase in sales, as well as the timing of receipts and sales during the quarter, the $0.3 million increase in our income tax and tax credits recoverable due to tax credits earned during the quarter not yet recovered, the $0.8 million increase in our inventories to meet future demand, and the $0.5 million increase in our prepaid expenses due to timing of payments during the quarter. These negative effects on cash were offset in part by the positive effect on cash of the $4.7 million increase in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the quarter.

Cash flows used by operating activities in the third quarter of fiscal 2015 were attributable to the net earnings after items not affecting cash of $3.9 million, which was more than offset by the $5.1 million negative net change in non-cash operating items. This was mainly due to the negative effect on cash of the increase of $6.5 million in our accounts receivable due to the sequential increase in sales as well as the timing of receipts and sales during the quarter, the negative effect on cash of the increase of $0.5 million in our income tax and tax credits recoverable due to tax credits earned during the quarter not yet recovered, and the negative effect on cash of the increase of $0.4 million in our prepaid expenses due to timing of payments during the quarter. These negative effects on cash were offset in part by the positive effect on cash of the decrease of $1.0 million in our inventories due to improved inventory turns and the positive effect on cash of the increase of $1.3 million in our accounts payable, accrued liabilities and provisions due to timing of purchases and payments during the quarter.

Cash flows provided by operating activities in the first nine months of fiscal 2016 were attributable to the net earnings after items not affecting cash of $17.3 million, and the positive net change in non-cash operating items of $3.5 million. This was mainly due to the positive effect on cash of the decrease of $3.4 million in our accounts receivable due to the timing of receipts and sales during the period, the $0.6 million decrease in our income tax and tax credits recoverable due to tax credits earned in previous periods recovered during the period, and the $6.4 million increase in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the period. These positive effects on cash were offset in part by the negative effect on cash of the $6.6 million increase in our inventories to meet future demand, and the negative effect on cash of the increase of $0.4 million in our prepaid expenses due to timing of payments during the period.

Cash flows provided by operating activities in the first nine months of fiscal 2015 were attributable to the net earnings after items not affecting cash of $9.0 million, offset in part by the negative net change in non-cash operating items of $2.7 million. This was mainly due to the positive effect on cash of the increase of $9.0 million in our accounts payable, accrued liabilities and provisions due to timing of purchases and payments during the period. This positive effect on cash was offset in part by the negative effect on cash of the increase of $7.8 million in our accounts receivable due to the timing of receipts and sales during the period, the negative effect on cash of the increase of $2.0 million in our income tax and tax credits recoverable due to tax credits earned during the period not yet recovered, the negative effect on cash of the increase of $1.0 million in our inventories to meet future demand, and the negative effect on cash of the increase of $0.9 million in our prepaid expenses due to timing of payments during the period.

Investing activities

Cash flows used by investing activities were $4.2 million for the three months ended May 31, 2016, compared to $0.2 million for the same period last year.

Cash flows used by investing activities were $6.0 million for the nine months ended May 31, 2016, compared to $0.4 million for the same period last year.

In the third quarter of fiscal 2016, we acquired $3.1 million worth of short-term investment and we paid $1.1 million for the purchase of capital assets.

For the corresponding period last year, we paid $1.8 million for the purchase of capital assets but we disposed (net of acquisitions) of $1.6 million worth of short-term investments.

In the first nine months of fiscal 2016, we acquired (net of disposals) $2.6 million worth or short-term investments, and we paid $3.4 million for the purchase of capital assets.

For the corresponding period last year, we paid $4.6 million for the purchase of capital assets, but we disposed (net of acquisitions) of $4.2 million worth of short-term investments.

Financing activities

Cash flows used by financing activities were $0.2 million for the three months ended May 31, 2016, compared to $0.1 million for the same period last year.

Cash flows provided by financing activities were $0.1 million for the nine months ended May 31, 2016, compared to cash flows used of $25.2 million for the same period last year.

In the third quarter of fiscal 2016, we redeemed share capital under our share repurchase program for a cash consideration of $0.2 million.

In the first nine months of fiscal 2016, our bank loan increased by $0.5 million, but we redeemed share capital under our share repurchase program for a cash consideration of $0.4 million.

For the corresponding period last year, we redeemed share capital under our share repurchase programs (namely our substantial issuer bid) for a cash consideration of $25.2 million.

FORWARD EXCHANGE CONTRACTS

We are exposed to a currency risk as a result of our export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. In addition, we are exposed to a currency risk as a result of our research and development activities in India (Indian rupees). These risks are partially hedged by forward exchange contracts. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at May 31, 2016, we held forward exchange contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

June 2016 to August 2016	$6,300,000	1.2142
September 2016 to August 2017	22,200,000	1.2784
September 2017 to August 2018	9,900,000	1.3367
September 2018 to December 2018	1,900,000	1.3639
Total	$40,300,000	1.2867

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rates

June 2016 to August 2016	$1,000,000	67.88
September 2016 to May 2017	2,600,000	70.82
	$3,600,000	70.00

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $4.2 million as at August 31, 2015 and $0.6 million as at May 31, 2016, mainly for our US/Canadian dollars forward exchange contracts. The quarter-end exchange rate was CAD$1.3110 = US$1.00 as at May 31, 2016.

SHARE CAPITAL

As at June 29, 2016, EXFO had 31,643,000 multiple voting shares outstanding, each entitled to 10 votes per share, and 22,253,240 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

OFF-BALANCE SHEET ARRANGEMENTS

As at May 31, 2016, our off-balance sheet arrangements consisted of letters of guarantee amounting to $469,000 for our own selling and purchasing requirements, which were reserved from our lines of credit; these letters of guarantee expire at various dates through fiscal 2020.

STRUCTURED ENTITIES

As at May 31, 2016, we did not have interests in any structured entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

For a description of the critical accounting policies, judgments in applying accounting policies as well as estimates and assumptions used in the preparation of our consolidated financial statements, refer to our Annual Report on Form 20-F for the year ended August 31, 2015, filed with the U.S. Securities and Exchange Commission and the Canadian securities commissions.

NEW IFRS PRONOUNCEMENTS

Refer to note 2 to our condensed unaudited interim consolidated financial statements for the three and nine months ended May 31, 2016 and to our consolidated financial statements for the year ended August 31, 2015, for the effect of certain recent accounting pronouncements on our consolidated financial statements.

RISKS AND UNCERTAINTIES

For the first nine months of fiscal 2016, there have been no material changes from the risk factors disclosed in our Annual Report on Form 20-F for the year ended August 31, 2015.

NON-IFRS MEASURES

We provide non-IFRS measures (constant currency data, gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding our operational performance. We use these measures for the purpose of evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These measures also help us plan and forecast future periods as well as make operational and strategic decisions. We believe that providing this information to our investors, in addition to the IFRS measures, allows them to see the company's results through the eyes of management, and to better understand our historical and future financial performance.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

Constant currency data represents data before foreign currency impact. Data for the current period is translated using foreign exchange rates of the corresponding period from the preceding year.

Gross margin before depreciation and amortization represents sales, less cost of sales, excluding depreciation and amortization.

Adjusted EBITDA represents net earnings before interest, income taxes, depreciation and amortization, stock-based compensation costs and foreign exchange gain or loss.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings, in thousands of US dollars:

Adjusted EBITDA (unaudited)

	Three months ended May 31, 2016	Three months ended May 31, 2015	Nine months ended May 31, 2016	Nine months ended May 31, 2015

IFRS net earnings for the period	$919	$563	$6,648	$2,975

Add (deduct):

Depreciation of property, plant and equipment	958	1,163	2,857	3,664
Amortization of intangible assets	294	444	880	2,561
Interest and other (income) expense	(309)	36	(716)	(216)
Income taxes	2,096	1,707	5,576	3,458
Stock-based compensation costs	386	374	1,076	1,162
Foreign exchange (gain) loss	957	175	(454)	(4,787)
Adjusted EBITDA for the period	$5,301	$4,462	$15,867	$8,817

Adjusted EBITDA in percentage of sales	8.7%	7.7%	9.3%	5.3%

QUARTERLY SUMMARY FINANCIAL INFORMATION (unaudited)
(tabular amounts in thousands of US dollars, except per share data)

	Quarters ended
	May 31, 2016	February 29, 2016	November 30, 2015	August 31, 2015

Sales	$60,896	$53,597	$55,232	$56,594
Cost of sales (1)	$23,880	$18,904	$20,137	$21,975
Net earnings	$919	$3,963	$1,766	$2,323
Basic and diluted net earnings per share	$0.02	$0.07	$0.03	$0.04

	Quarters ended
	May 31, 2015	February 28, 2015	November 30, 2014	August 31, 2014

Sales	$57,781	$50,990	$56,724	$59,742
Cost of sales (1)	$22,281	$19,546	$21,237	$22,109
Net earnings	$563	$931	$1,481	$1,204
Basic and diluted net earnings per share	$0.01	$0.02	$0.02	$0.02

(1)	The cost of sales is exclusive of depreciation and amortization.